BANCROFT CAPITAL, LLC

501 Office Center Drive, Suite 130

Fort Washington, PA 19034

August 25, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention: Chris Edwards

Re: Synergy CHC Corp.

Registration Statement on Form S-1

File No. 333-289645

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: Monday, August 25, 2025

Requested Time: 4:30 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representative of the underwriters of the proposed public offering of shares of the common stock of Synergy CHC Corp. (the “Company”), hereby join the Company’s request that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on August 25, 2025, or as soon thereafter as possible.

Pursuant to Rule 460 under the Securities Act, we hereby advise that we will distribute as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BANCROFT CAPITAL, LLC

By:	/s/ Jason Diamond
	Name:	Jason Diamond
	Title:	Head of Investment Banking